October 18, 2005



Mr. Edward D. Ford
Acting Chief Accounting Officer
International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, British Columbia, Canada V7P 3R9


	Re:	International Gemini Technology Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Response Letter Dated September 22, 2005
Form 20-F/A for Fiscal Year Ended December 31, 2004
Filed September 22, 2005
		File No. 0-14740


Dear Mr. Ford:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Operating and Financial Review and Prospects, page 8

1. Please expand your revised disclosure within MD&A, provided in response to prior comment one, to explain how the income you earn from providing consulting services can "fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates."


Controls and Procedures, page 19

2. Please reconcile your previous disclosure that "Specific controls and procedures were not implemented by the end of fiscal year 2004"
with the revision you have made to your amended Form 20-F that "the
CEO and CAO have concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please note that Item 15(a) in Form 20-F states that "Where the Form is being used as an annual report filed under Section 13(a) or 15(d) of the Exchange Act, disclose the conclusions of the issuer`s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer`s disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) or 240.15d-15(e)) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15."

3. You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 15 of Form 20-F requires that you disclose any change in the issuer`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably likely to materially affect, the issuer`s internal control over financial reporting." See also paragraph 4(d) of the Certifications shown in paragraph 12 of the Instruction to Item 19. Revise your disclosure accordingly.

Note 7. Changes in Non-Cash Working Capital Balances Relating to
Operations, page 8

4. We have reviewed the reconciliation provided in response to prior comment five and are unable to determine why you would reclassify the investment sale receivable. Upon further review of you Statements of
Cash Flows for the 2004 period presented, we note that the total presented for "Net cash from (used in) operating activities" does not compute mathematically. Please review your presentation and revise as appropriate.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Edward D. Ford
International Gemini Technology Inc.
October 18, 2005
Page 1




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